EXHIBIT 21.1

SUBSIDIARIES OF FB FINANCIAL CORPORATION

Ownership Percentage	Name	Place of Incorporation
100%	FirstBank	Tennessee
	100% RE Holdings, Inc.	Tennessee
	100% First Holdings, Inc.	Tennessee
	100% FirstBank Insurance, Inc.	Tennessee
	100% Investors Title Co., Inc.	Tennessee
	100% First Community Development, Inc.	Tennessee